Exhibit 99.1
                                                                    ------------

       Given Imaging Second Quarter 2005 Earnings Results Conference Call

                            Moderator: Gavriel Meron
                                  July 29, 2005
                                  9:00 a.m. ET


Operator: Good morning and welcome, ladies and gentlemen, to the Given Imaging
     Second Quarter Results conference call. Before I begin, I'd like to read the following regarding forward-looking statements.

     During the course of this conference call the company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging. We wish to caution you that such statements reflect only the company's current expectations and that actual events or results may differ materially.

     You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company's annual report on Form 20-F filed March 25, 2005.

     The company undertakes no obligation to update any projections or forward-looking statements in the future. At the request of the company, we will open the conference for questions and answers after the presentation. We'll now turn the call over to Gavriel Meron, President and CEO of Given Imaging. Please go ahead.

Gavriel Meron: - Thank you.

Good morning everyone and thank you for joining me for our second quarter 2005 call.

     In the second quarter, worldwide sales reached $20.5 million, a 32.8% increase over sales in the second quarter of 2004.

     Net loss for the second quarter was ($364,000) or ($0.01) per share on a diluted basis. This net loss included a special provision, net of tax benefits, of $1.2 million for certain taxes related to our US subsidiary and an adjustment of $0.6 million in the valuation allowance for US income tax benefits available in future periods. Excluding these provisions, net income for the second quarter was $1.4 million or $0.05 per share on a diluted basis.

     For the six month period ended June 30, 2005, sales were $42.5 million reflecting a 51% increase over the same period in 2004.

     Net income for the first six months of 2005 was $0.9 million or $0.03 per share on a diluted basis. Excluding the provisions mentioned before, net income was $2.7 million or $0.09 per share on a diluted basis.

     Before we get into further details I would like to put things in a clear perspective. True - we are a high growth company and we do set for ourselves high bars for achievement - and we did not achieve the goals that we targeted this quarter, but on the other hand we do have some significant positive achievements in the quarter:

     o PillCam SB reorders in the quarter grew 52% compared to the comparable period last year.

     o The sequential growth in revenue - excluding the promo and special revenue in Q1 that amounted to $3.8 million was 13%.

     o Total revenue in the six month period grew 51% compared to the comparable prior period last year.

     o Gross margins are up again to 75.4% in the quarter - similar to last year, but this does include royalties to the Office of the Chief Scientist, so effectively our gross margin is already at 76%.

     o Our installed base worldwide has reached 2,600, with 1,540 of those in the US.

     o Reimbursed lives covered have reached 340 million worldwide, of which 180 million have coverage for expanded indications.

     o Digestive Disease Week was a huge success and we received significant exposure with both the PillCam ESO booth manned by InScope in addition to our large booth and the repeated presentation of the ICCE consensus for clinical use of PillCams.

     o We have hired a new Chief Financial Officer - Yuval Yanai, who will be joining us very soon. Yuval is a seasoned executive with many years experience as a CFO of US traded public companies, with operational experience in a medical device company - so he provides us with the necessary financial strength in the management team.

     o Following Nancy's resignation I have taken direct control of our activities in the United States and the management of the relationship with InScope to get that back on track and to be more effective in the marketplace. We plan to hire a new President for our US subsidiary with capabilities to further drive our growth and success in this - our major market, and a search is currently underway.

     So we are well positioned to continue to grow.

     Going back to the financials, as I already mentioned in the pre-announcement call, the shortfall in our sales compared to our expectations was due primarily to a slower finish in both system and PillCam sales during the quarter in the United States. Sales outside of the U.S. were ahead of our expectations, specifically with stronger than anticipated PillCam SB sales in Italy, France, in the UK, in Australia and in China.

     In the second quarter, utilization of PillCam SB in the United States increased sequentially from 1.17 capsules per system per week to 1.23. Though the total reorders grew 50% over last year, the utilization per system has not shown similar growth. We are seeing more and more accounts performing capsule endoscopy as part of their practice - and less cross-referrals of gastroenterologists as the technology pervades into the mainstream majority market. We are focused on deepening our hold in these accounts by heightening awareness of the clinical advantages of utilizing capsules for expanded indications, and increasing capsule utilization across the board. It is encouraging to see that in one of the six regions in the United States we have seen average PillCam SB capsule utilization grow to an average of 1.5 capsules per system per week, and three other regions are above 1.3. Since half of the installed base in the United States is still at less than 1 per week, we have significant potential in increasing that utilization.

     We have drilled down to see what is and what is not working in driving utilization and are training the joint InScope and Given sales forces next week and the week after to best practices selling. This is the first time that the two teams of territory sales managers will be meeting together for joint training, with an agreed upon agenda to include the full

     Given Diagnostic platform. This is a significant change that we have decided upon together and we expect to reap the benefits of this in September, in Q4 and beyond.

     In the quarter we sold 159 workstations, similar to the 158 in the parallel quarter last year, so we did not see the expected growth from the additional sales people in the field. We refocused our sales team to transition from hunters to harvesters, and this is not a simple transition to implement. In parallel we had expected that the InScope reps would provide more leads for our reps to close - and that did not happen. So we are now going to train in the next two weeks the whole sales force to be able to eloquently sell the platform and be able to talk both SB and ESO - to fully present the value of the platform to all of our customers and prospects.

     Reorders of PillCam ESO are linked closely to reimbursement and to date we are still working with payers on this issue. However, there is potential for movement in reorders since more than 600 accounts in the United States currently have DR2 and RAPID 3 and have purchased tenpacs of ESO. Many of them have used 6 to 8 of the initial tenpac and have been disappointed by the lack of reimbursement and stopped using. We anticipate that as soon as reimbursement announcements are made, then those gastroenterologists will restart using and reorder PillCam ESO. 600 accounts ordering one tenpac adds $2.7 million to revenue.

     We believe that ESO represents a huge opportunity, and I expect to see sales of PillCam ESO pick up in tandem with reimbursement, and we shall be educating gastroenterologists to understand the potential of the Given Platform to drive additive business and increase their practice efficiency and throughput. So we will be focused on driving reimbursement together with J&J, and have been cautious in our guided numbers for the rest of the year, understanding that growth in PillCam ESO reorders will be dependent on reimbursement announcements.


     As we discussed in the call earlier this month, a significant factor that impacted our earnings for this quarter is that we discovered that our U.S. subsidiary had omitted to collect and remit sales tax to state authorities. This omission was a good faith error and we did not collect sales tax, partly under a misconception that all of our customers are exempt - since many of the larger and initial customers actually were exempt. We have approached states with voluntary disclosure and in parallel have requested our customers to remit these taxes. As a matter of caution we made a special provision this quarter in the amount of approximately $1.2 million for possible bad debts related to collection of these taxes, as well as interest and penalties that we may be charged. I believe that this provision should cover this risk sufficiently. We are currently approaching our customers and apologizing to them that we had not collected in a timely way, and are requesting that they remit to us sales tax due - without interest charges or penalties.

     Our U.S. subsidiary has already implemented a system for invoicing all customers for sales taxes, and I do not expect to see any additional impact on our revenue or profit growth from this event.

     Over the last several months, we strengthened the management team at our U.S. operations with the appointment of a new director of Human Resources, a new director of operations who joined us from Abbot Laboratories, as well as a new controller who joined us from Cardinal Health.

     We again had a strong presence at Digestive Disease Week which took place in May. This year, in addition to the abstracts on capsule endoscopy presented by physicians from around the world, there were 15 podium presentations and entire tracks focused only on capsule endoscopy. The clinical studies presented focused more on newer applications such as celiac disease, chronic liver disease, cirrhotic patients, small bowel tumors and suspected Crohn's disease and less on bleeding. There were also 5 "meet the professor" lunch programs devoted to the study of capsule endoscopy.

     In addition for the first time we also hosted our own "meet the professor" lectures at our booth, which was well accepted and attracted a lot of interest. InScope also received a significant number of leads at their booth, and they had a lot of interest and flow of people there.

     Elements from the ICCE, the International Conference on Capsule Endoscopy meeting, the ICCE consensus that was finalized in Miami earlier this year were incorporated into many of the lectures at several of the capsule endoscopy scientific sessions. The ICCE consensus has been approved to be published in the journal "Endoscopy" in mid-September. And the consensus topics include IBD, inflammatory bowel disease, bleeding, celiac disease, Pillcam ESO, retention, preps & prokinetics, and does cover a very wide clinical array of issues.

     At DDW, we also started enrolling candidate sites for initial clinical trials of PillCam(TM) COLON which is designed to work on the Given Diagnostic platform. This was met with huge interest from physicians. We anticipate launching PillCam COLON in Europe in late 2006 and in the U.S. in 2007.

     We have experienced some delay in the completion of clinical trials for the new patency capsule, as we encountered some technological development problems that have now been resolved. We expect to complete the trials and submit to FDA for clearance in Q4 this year. This product will enable us to transition from the suspected Crohn's market - where we have already achieved reimbursement wins - to the known Crohn's market where there is a valid concern of potential strictures.

     Before we open the call for questions, I'd like to comment on our third quarter and full year 2005 guidance. In the third quarter we expect sales of $18.5 million to $21 million, with earnings between $0.01 and $0.04 cents per share. As you know, the third quarter is typically the slowest quarter of the year due to the fact that fewer procedures are performed with physicians and patients taking their summer vacations.

     The guided EPS for the third quarter also reflects an increase in the level of our ongoing investments in new product development, and expanding our organization in Japan in preparation for approval by the Ministry of Health in Japan later this year.

     In Q4, we are taking into consideration that ESO may still take some time to come up to speed and therefore have adjusted our guidance to sales between $23 million to $26.5 million with earnings per share of $0.11 to $0.19. So annual guidance is now adjusted to $84 - 90 million in revenue and earnings per share of 20 to 31 cents per share excluding the special provisions of this quarter. Before I open the call for questions let me read to you the supplementary data, for analysis:


                                           U.S.                         ROW                     Worldwide
                                    Q2/05         Q2/04         Q2/05         Q2/04         Q2/05         Q2/04
                                    -----         -----         -----         -----         -----         -----
Sales (million)                     $14.1         $10.9          $6.4          $4.6         $20.5         $15.5
PillCam SB                          23,950        16,000        9,300         6,480         33,250        22,480
PillCam SB Reorders(1)              22,890        14,860        8,770         6,040         31,660        20,900
Rapid(R) Workstations                106           114            53            44           159           158
DataRecorders                        170           205            95            67           265           272
(1.0, 1.5, 2.0)

Installed Base                      1,537         1,057         1,054          868          2,591         1,925
(at quarter end)

--------------------------------- ------------- --------------
                                     Q2/05          Q2/04
--------------------------------- ------------- --------------
--------------------------------- ------------- --------------
U.S. PillCam SB Weekly                1.23          1.21
Utilization

--------------------------------- ------------- --------------
--------------------------------- ------------- --------------
PillCam SB capsules of total          75%            67%
revenues
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--------------------------------- ------------- --------------

--------------------------------- ------------- --------------

     Moderator, you can open the call for questions now.

Operator: Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your telephone. If you're using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We will proceed in the order that you signal us, and we'll take as many questions as time permits. Once again, please press star one on your touch-tone telephone, to ask a question, and we'll pause for just a moment to assemble our roster.

     And we'll go first to Ittai Kidron from CIBC World Markets.

Ittai Kidron: Hi, Gabi , a couple of questions from me. First on the operating expenses, what should we look in the way of sustainable level for operating expenses seen in the next quarters ahead of us?

Gavriel Meron: Good morning, Ittai. Operating expenses, as I mentioned have been ramped up, as you can see in the Q, we're about 50 percent higher than we were last year. And I think we should be able to see some growth in Q3, and Q4, not significant growth, [inaudible]. And if we look at next year, the addition for the operating expenses should be the expected cost of clinical trials for PillCam COLON, which I can't give you a number for the moment, because we haven't decided on the sample size. But it will be a significant sample size, but I would think that that would add maybe one or $2 million there.

Ittai Kidron: For the year, or in each quarter?

Gavriel Meron: No, for the year.

Ittai Kidron: OK. Is there - do you have any visibility into the royalties, or is that something you can - you expect to get on a consistent basis? Or is it some of a surprise each quarter?

Gavriel Meron: The royalties for the chief scientist?

Ittai Kidron: Yes.

Gavriel Meron: Royalties is a payment that we make as a function of sales of the products that are covered by the royalties, and that would be DR2, the workstations, and the PillCam ESO.

Ittai Kidron: Got it. And lastly, could you please repeat the split of the small bowel capsule shipments and the recorders between US and international just for this quarter?

Gavriel Meron: Well the PillCam SB, what is your question, I'll go back to the table?

Ittai Kidron: How many capsules were shipped in the US and the rest of the world each quarter?

Gavriel Meron: OK. PillCam SB US this quarter 23,950, and the rest of the world
     9,300.

Ittai Kidron: OK. And recorders?

Gavriel Meron: Recorders 170, and rest of the world 95.

Ittai Kidron: Very good. Good luck, guys.

Gavriel Meron: Thank you.

Operator: We'll go next to Tim Lee from Merrill Lynch.

Tim Lee: Good morning.

Gavriel Meron: Good morning, Tim.

Tim Lee: Just in terms of the small bowel capsule utilization, given some of your efforts in terms of the shifting compensation structure and the like. What number can that get to this year? And then if we're looking at another eight, you know, call it end of next year, I mean what type of - internally, what type of number are you guys hoping to hit?

Gavriel Meron: Yes, we haven't guided to targeted utilization numbers. What we've given is a range of dollar revenue top line. And workstations, we expect to see an increase in sales of workstations. If you look at what we did last year, we now- we will have for the balance of the year, many more sales people dealing with the platform. The platform, also of course has a higher value, so that because it has the small bowel plus the ESO with the COLON on its way. So we do expect to see a stronger Q4 and - in workstations. And a growth in utilization, but we haven't given out actually the numbers.

     From the point of view of what our surveys have shown where utilization can go, from the point of view from the number of patients that they're seeing, that have reimbursement coverage, that we know that that number is close to five, four to five a week. But clearly, the guided numbers don't take into consideration that we will achieve that in such a short period of time. So we do expect to see growth, the level of growth of course will have an effect on the range of our final numbers.

Tim Lee: Just, then if I can just follow up, I think you said that one region has 1.5 capsules per week, and three are doing 1.3 a week. What are those regions doing differently from some of your other areas that aren't putting up numbers as briskly.

Gavriel Meron: Yes, Tim, the details of what they're doing differently, is of course, I see that as competitive information. And - but they are going to be trained next week and the week after, the full team which is the InScope sales team and the Given sales team are going to be trained for those good practices, which we prefer not to share with potential competitors. But we definitely have looked into that, and have seen differentials.

Tim Lee: OK. Fair enough, thank you.

Operator: We'll go next to Peter Bye from Smith Barney.

Peter Bye: Thanks, Gabi. Just wondering what you might consider the biggest obstacle for you on adoption here? I mean again - just like back in early July, the focus still seems to be on, you know, change of disease and no reimbursement there. But you're still getting dropoffs across the board. Is it still - is it reimbursement for Crohn's? You know, where do you see these things being used in other indications, perhaps, in some of the areas that are gaining traction. And, you know, how do you make that change throughout the country?

Gavriel Meron: I'm not sure I 100 percent understood the question. If you could...

Peter Bye: Well what's the biggest obstacle you're facing here? Is it reimbursement for Crohn's? I mean beyond ESO, you know, leave that off the table, because I don't think the Street was really expecting anything from ESO this year, anyway. You know, so what's going on with SB, and the systems for, you know, greater adoption here, and other indications beyond, you know, obscure bleeding?

Gavriel Meron: OK. Sorry to have you repeat that. Well I think that the biggest challenges that we have, and - is changing behavior and changing perception. And because we do have reimbursement, and we do have reimbursement for, as I said, on an average five patients a week. But there are things that are reimbursed under the current reimbursement before we have this, you know, continued expanded indications, and continued moving up the insurance line. In other words, we can actually, in some insurers already, we can give a capsule for suspected Crohn's patient before doing endoscopy. So that is moving. But that's not the major obstacle.

     The major obstacle will be if we were at five today, then I would say that would be the major obstacle. But we're not at 5, we're at 1.3. And the gastroenterologists have been behaving in a certain way for years and years and years. And what we're telling them is when they see a patient to think differently. And that means we have to change their behavior, and that is always a very difficult thing to do. And it requires sustained presence, sustained activity. It's not only training and education, talking to them from the podium, which of course, they are getting in a big way. It's like going to listen to a Weight Watchers, lecture, OK, but that doesn't change behavior on a day to day. Behavior - changing behavior is a challenge. And being there, being in the accounts and doing things to get them in the mindset that they see this patient and they give them the PillCam. That's the largest one.

     The other one is the change in perception which is not exactly the same as changing behavior. There is a perception in many of our gastroenterologists, that it takes forever to read the capsule study. It doesn't take forever to ready the capsule study any more. It's been reduced significantly. But if you are doing a study once every two weeks, then in your eyes, probably you never get to the level of expertise to breakout into the, what I would say the normal study now, which is between 30 to 50 minutes. So that's a perception that utilization can change.

     The other perception is of a lack of reimbursement. Many gastroenterologists think that they don't get reimbursed. And the reimbursement, actually is extraordinarily good. So that perception to break is not very complicated, but it has to be done. And it can be done by walking through the paperwork, showing them success. And where we've done that, we've seen a significant increase in capsule utilization. So there are some not too difficult principals that have to be done to change this.

     The changing of behavior is always the biggest challenge.

Peter Bye: OK. And then when you said a single digit increase in operating expenses, you meant sequentially from Q2 for the rest - for the back half of the year? Well I'm just trying, you know, I'm not sure if I completely understand what your guidance was on operating expenses in the back half of the year.

Gavriel Meron: Increase Q3, Q4, compared to where we are in Q2?

Peter Bye: Yes.

Gavriel Meron: I said, yes, single digits.

Peter Bye: Yes, but - OK, so it's compared to Q2 not year-over-year basis.

Gavriel Meron: Yes.

Peter Bye: OK.

Gavriel Meron: No. Because we're already 50 percent [inaudible].

Peter Bye: And then, do you have visibility on R&D credits, [inaudible] from the chief scientific officer? So what are you looking for that sort of an absolute net R&D spend for the back half of the year?

Gavriel Meron: What I can - we've shown in the financials the chief scientist participation in Q2...

Peter Bye: Right.

Gavriel Meron: Right. That participation is actually for the six months. The cycle that we do is we submit in Q1, so we don't record any revenue or anything positive in Q1, because we don't yet have approval. When we get approval, we record the six month portion of it. And a similar number will be seen in the second half of the year. And our R&D expenses will be similar to what they are now. But with again, single digit growth.

Peter Bye: And then just any progress or update on - I know you seem to be taking over on the US front, but any replacement for North America on the sales front, longer term? The management.

Gavriel Meron: We do expect we're in the hiring process of a person to replace
     Nancy who will have the experience of a company where we want to be, a larger company, and that can take us to the next stage of growth and that is in process.

Peter Bye: OK. And just what would a temporary code, you know, you've talked about that in the past on ESO, what would that mean? And, you know, what kind of level are we talking about on rates? And when you get back from your sales force that are saying the GIs are not getting reimbursed, so they don't want to use it, what level of reimbursement would be meaningful? Is it any reimbursement? Or, you know, is there a certain threshold that they think is - would only be sufficient for them to use it?

Gavriel Meron: I think we're not at a threshold discussion. At the moment, they have no reimbursement, and without the G code, you can't even write it up as a procedure. And that is a barrier. The G code doesn't provide reimbursement. It doesn't provide a level of reimbursement. But what it does, it enables you to fill out a form and write a procedure, and submit it to an insurer and explain the clinical reason why this was your decision with this patient, and ask for reimbursement. And we have a hot line that deals with this, and we've had very good success working with valid clinical data and clinical reasons to use PillCam SB, and even PillCam ESO.

     So - but without a G code, many people are not willing. And hospitals are not willing to do the procedure, until they see that they have a code that they can write this procedure up to for reporting purposes. So it's just a physical barrier, that enables you to start the process of getting people using, so that they can record the procedure, and you can start gathering data on the procedure. And being able to show volumes of procedures.

Peter Bye: OK. Great. Thanks.

Operator: We'll go next to Wade King from Montgomery & Company.

Wade King: Hi, Gabi.

Gavriel Meron: Hi, Wade.

Wade King: Yes, I've got a question. Would you mind reviewing the clinical data to date associated with the PillCam COLON? What's been presented or published to date if anything? And, you know, what do you consider to be the major foundation for your submissions in the future?

Gavriel Meron: OK. Thanks, Wade. What we have said in the past call, we missed you on a couple of calls, was that PillCam COLON was a product that we've developed. And we're going to start doing in Q2, we have started doing in Q3, initial clinical trials with a product for feasibility and preparation for a major clinical study, that will be the basis of our submission for FDA that we will do in 2006.

     So there will be no clinical data published from PillCam COLON, and this is too early to have that published. And what we're doing now is trying different things, and finalizing the product, and preparing ourselves and reviewing the sites that submitted their request to be part of the sites that will do the trials next year. And it's a lot of preparatory R&D work towards the trials. So there's no data that I can share with you at this time.

Wade King: And given the different anatomy, colon versus small bowel, can you give us any idea on, you know, variations and specs associated with the PillCam COLON, versus the small bowel product, and also as to what you would be looking for in terms of major pathologies, whereby you think this PillCam COLON would have significant added value?

Gavriel Meron: OK. The technical specs of the PillCam COLON have not been divulged anywhere, again, for competitive reasons. We have to be aware that there may be competition lurking out there, and being very interested in knowing the technical specs of this or that product. So unfortunately, I won't be able to share that with you at this time.

     The product, as we envision it, will be positioned as better than virtual colonoscopy. And we expect gastroenterologists to accept the position that colonoscopy or I would say conventional colonoscopy is the gold standard. They will always prefer to do that as a screening tool than anything else. However, we also know that there is a limitation, a physical barrier of limitation to the number of colonoscopies, that can be performed by gastroenterologists in the United States, and there's a huge gap between that potential and the number of people who need to do screening colonoscopy of every year, and that gap has to be bridged if we want to provide the right patient care in the United States. And that is the interest of everyone, the patient, the gastroenterologist and the payers. So that is where virtual colonoscopy has come into the field. But we believe that we can have a product that will be better than virtual colonoscopy, we have to prove that. And if we can prove that, then we think that that will be a product that gastroenterologists will gladly recommend to their patients, who may prefer not to do conventional colonoscopy, but will be willing to do PillCam colonoscopy and that should be a clear preference over virtual colonoscopy.

Wade King: OK. Thanks very much.

Operator: We'll go next to Ed Shenkan from Wells Fargo.

Ed Shenkan: Good morning, Gabi.

Gavriel Meron: Good morning, Ed.

Ed Shenkan: You know, to follow on the theme of the colon pill trial, you mentioned previously that, you know, it would be less than 1,000 patients, and three arms of the study, virtual colonoscopy, colonoscopy and yours . If it's about 1,000 patients, you know, what might it be the cost per patient? You know, I know you're still working it through, but if you're thinking it's a million to $2 million total, is that, you know, $100 per patient, or $1,000 times 1,000 patients.

Gavriel Meron: Ed, first of all, I never said it would be less than 1,000. It could be 1,000. It could be more. I said we haven't gone through the statistics, and we haven't discussed with FDA what the number could be. It could be 1,000, it could be less than 1,000. And depending on that number, and depending on how much we negotiate with the different sites, to pay them per patient, that will be the number in the end. And we do prefer to negotiate with them without having a number on record.

     And - but I can tell you that this is not a pharmaceutical study. This is a device study, with patients who in many cases are really interested to do this trial. So I'm not going to give you an estimate of the price that we will pay to the site. And the two or $3 million - one or $2 million is really not a number that is a final number or anywhere near to a final number. But what I was trying to say is that it's not in the tens of millions. It's in the single millions. And it will depend on the number of patients that we will agree with FDA that need to be done to prove our point. And it will depend on the negotiations that we will have with the different sites, on how much to pay for these three arms.

     So, again, I would say, single digit millions, and it's around 1,000, that's my estimate. And beyond that, I don't think I can give much more information at this time.

Ed Shenkan: All right, Gabi, thanks for the clarity there. One - as a follow up, would you expect in that study to pay the doctors, you know, their going rate for the capsule endoscopy when they do it, or, you know, might they do it for free? Same thing with virtual colonoscopy, you know, if the patients are in the study, might the doctors just give their time for free?

Gavriel Meron: Maybe, I'll hire you to negotiate with them, Ed.

Ed Shenkan: I'll try for you, give me a percentage.

Gavriel Meron: Yes, I'm not going to go on record to answer that question, I'm sorry.

Ed Shenkan: OK. I guess where I was going ,was docs are getting over $1,000 to do your study, the capsule endoscopy, so if the do this three arm study, they might get $1,000 for that, and several hundred for colonoscopy, and I'm not even sure how much it could be for virtual colonoscopy, but in general you'd expect to pay the docs for all of this, for each patient, right?

Gavriel Meron: Well I can't confirm that we pay $1,000 per study and for each patient or for a full study. And there are very different protocols and very different circumstances. And there isn't a number that you can tell if it's the number in any case. In any case, I think that number that you're describing per patient, I'm not aware of such a number anyway.

Ed Shenkan: OK. And for sales and marketing expenses, just to get an idea, on a run rate basis, you're now at about $46 million, in '03 - I'm sorry, in '04, you did about $34 million in sales and marketing expense. Should we expect, you know, those expenses to continue to rise with some trend that we've seen? Or, you know, is that maybe incorrect?

Gavriel Meron: I really hope that rises significantly because if that rises significantly, that means that we've finally seen a significant increase in sales of ESO. Don't forget the commissions that we pay for InScope for sales of ESO and workstations are included in sales and marketing. And since we pay 50 percent on PillCam ESO, and we pay 10 percent on our workstations, and the - around that a significant increase in that number will mean, that, you know, if we sell $100 million of ESO, we'll pay $50 million increase in sales and marketing expenses.

     So you need to model, I think, fixed and variable. And if you've model fixed and variable, I think you'll be able to see something a bit more rational in anyone's eyes.

Ed Shenkan: OK. And as far as, you know, thinking about sales force expansion, you expanded it last year. You know, are you planning anything for next year? At what point will you evaluate that? And, you know, since you have all of these J&J reps which are helping you, will that offset, you know, maybe the amount of additional reps you would need because you're getting so much help from J&J?

Gavriel Meron: Yes, the additional sales force from J&J is of value of course, and this is why we're now doing the sales training together in order to enhance that value. We still have to cover our customers, in a way that we can change their behavior. And that means that we cannot have regions or territories with too many customers because then they're not going to be able to see them often. So we do want them to see our customer's often in order to change behavior. And the growth - we grew from 30 to 40 territory managers as of the beginning of the year, so that was a significant growth. Additional growth, incremental growth will continue as we increase the number of workstations.

     In order to enable our territory managers to cover consistently and in the right way, their customers, and have their customers achieve the level of customer satisfaction that we want them to have. So what we will be seeing as a function of increasing in work stations, we will be seeing an increase in sales reps. And so for modeling out, I would do something like that, something like divide by 40 or whatever, the number of workstations. And that will be the number of reps approximately, OK. It doesn't work exactly that way, because it's not - every region is a bit different. But I think there's an approximation that will probably bring you very close to where we are.

Ed Shenkan: And a question about the proposed CMS reimbursement, you mentioned it in your press release going up from $496 to $552.

Gavriel Meron: Right.

Ed Shenkan: You know, is that enough of a change, if it goes into place to make a real difference in the business? And, you know, what impact would you expect if this proposal goes through?

Gavriel Meron: Well when we go to hospitals and we speak to administration, as in everywhere else, they say, you know, what's in it for me? And with Medicare where it is, what's in it for was about $40 per procedure, and this doubles that, more than doubles that. So is that going to make the difference? No. Will that make a difference? For sure.

Ed Shenkan: OK. And last question, and then I'll get back in queue would be the consensus guidelines, you've not set September as an expectation for publication, what impact do you think that will have, you know, with utilization? Will there be a delayed effect for the increase in utilization? Will it happen right away? You know, and how will you use that, to supplement your sales effort? Will it make a big difference? Or do you all ready have enough of those - of that body of literature, you know, that this won't make such a huge difference for you?

Gavriel Meron: Yes, well we've been - first of all, we've all ready learned, I think, that nothing happens overnight. I think that is very clear. We've been utilizing in our sales forces, the consensus as part of the selling tools since the consensus was prepared. And so we'll not start - we're not waiting with that until September.

     Where it does have a significant difference is two things. First of all, when our sales force will be presenting it. They will be presenting it as a published Endoscopy paper, which is different than a Given-supplied paper. The other one -the other area is, of course, reimbursement, and for payers, the fact that it's published by endoscopy, they will look at it in a different way. And that will help us in the reimbursement activities that we're doing.

Ed Shenkan: So will it help you to get first line reimbursement, which we've seen, you know, happen, you know, recently?

Gavriel Meron: What we've seen happening is all ready based on that type of data, even though it wasn't yes, published in Endoscopy. The fact that it's published in Endoscopy just supports that. It gives comfort to the payers. And we told the payers it was going to be published. Many of them said, OK, you know, when we see then we'll look at it. And as you see some payers, they say, you know what, we agree, it makes sense. We'll expand our policy. We'll change the policy and so on.

     And changing policies is a selling job. And some sales you succeed with what you have, and some sales you need more to make the sale.

Ed Shenkan: Thanks for the explanations, Gabi. I'm going to get back in queue.

Gavriel Meron: Thanks, Ed.

Operator: We'll go next to Anthony Vendetti from Maxim Group.

Anthony Vendetti: Thanks. I think most of my questions have been answered, but, the ESO reimbursement I - can you just give us an update on how that's progressing? And when, you know, if that timeline has changed at all? And I know there were negligible sales, I guess, for the ESO capsules this quarter, do you actually want to give that number? And that's it, thanks.

Gavriel Meron: OK. The ESO sales, as you say are negligible. There really isn't much of a number to give there. It's very, very small. ESO reimbursement as we had said, that we will be submitting to CMS in October, hopefully for approval a year from then for approval as a code and reimbursement by Medicare, in January of 2007. So that is still on track.

     The G code, which is the temporary code, is something that we're working on. We hope to get that, and not have to wait all the way until January 2007 to get that. And that is a clear gate for renewed utilization. So we're working on that in parallel. And in parallel, of course, we're working with private payers, to include or expand their policies from PillCam SB, to include also PillCam ESO. So those are the three efforts that are ongoing in parallel.

Anthony Vendetti: OK. Great, thanks.

Operator: We'll go next to Yoav Burgan from Poalim Sahar.

Yoav Burgan: Hi, Gabi. Just two questions for me. First of all, the CMS proposed rule that you mentioned in your press release, when do you expect to anticipate such a decision to be made?

Gavriel Meron: Well it's supposed to be effective January 1st, and I would think November or December there will be a decision.

Yoav Burgan: OK, great. And my second question. How do you view the potential competition coming from Olympus? Do you see their small bowel capsule as a patent infringement?

Gavriel Meron: Yes, we're viewing our potential competition very carefully and cautiously. And we're not going to be on record to say anything about them, whether we are or not or we do see or don't see. That's the counsel that we've received by our attorneys. So I - obviously we're looking at it very carefully, and very deeply. But beyond that, I'm not going to say anything.

Yoav Burgan: OK. That's all for me. Thank you very much.

Gavriel Meron: Thanks.

Operator: We'll go next to Bob Kaynor from Ramius Capital.

Bob Kaynor: Hi. I had a question about the new CFO hire. When does he - when does Yuval come on?

Gavriel Meron: Yuval will be coming on in the next few weeks. He'll be full time
     September first. And he will be in certain activities, all ready, here and there, just getting prepared during the month of August, when most people in any case, are going to be on vacation. So on the next call, he'll be joining me.

Bob Kaynor: So will he be continuing as Koor industries CFO?

Gavriel Meron: No. He's resigned from Koor.

Bob Kaynor: OK, that's great. Thanks very much.

Gavriel Meron: Thank you.

Operator: And we'll next to Anthony Petrone from Maxim Group.

Anthony Petrone: Hi, thank you. Just on the sales force restructuring, I know you're going to be training InScope and Given in the next several weeks, are they both going to be focused on systems and capsules? Or is it going to be one and the other? And how is that going to go forward?

Gavriel Meron: OK, thanks. The InScope sales force will be focused on PillCam
     ESO. Our sales - on increasing utilization of PillCam ESO. Our sales force is going to be focusing on increasing utilization of PillCam SB. The big difference is going to be that both sales forces will be talking the complete platform. And up to now, each sales force was talking the platform in the terms of the PillCam's that they were increasing utilization, and just mentioning on the side, that there's also another application.

     That doesn't provide the value of the platform in an optimal way, and we've all agreed to that. So therefore, there will be joint training on the platform as a platform, so that each side, and each group will be conversant and more than conversant on the value of PillCam ESO and PillCam SB to the gastroenterologist. So that's where the key difference is going to be moving forward.

Anthony Petrone: You keep mentioning, you know, the shifting from hunting to harvesting. Is any of the sales force still going to be, you know, focused on gaining new GIs as customers? Or is everyone now, going to be focused on harvesting?

Gavriel Meron: The interesting thing is that there isn't a dilemma between increasing utilization and selling more workstations. When you increase utilization, you sell more workstations. And what we've seen is our stellar performers in utilization, were also have stellar performers in workstation sales.

     There is a clear connection between being able to project the value of the platform, and driving utilization, and increasing awareness of the customer of the value of the PillCam study and why they should be doing this, and doing this often. And the capability of selling more workstations in the region. So we don't see that trade off. And it's training good practices to achieve both. And the driver has to be increasing utilization, which then of course, enables you to increase the sales of workstations.

Anthony Petrone: Now on - because it seems that, you know, you mentioned before changing the perceptions of GIs who are not totally sold on capsule endoscopy at this point. What are they going to focus on to change the perception of those GIs? I mean how is their approach going to be different than it was in the past?

Gavriel Meron: Yes, I had that question earlier. And the details of how we're going to do that, we see it as competitive information, so we're not going to get into those details on this call.

Anthony Petrone: Just one last question on RAPID 4, is that needed to use the COLON capsule?

Gavriel Meron: No. RAPID 4 has nothing to do with the COLON capsule. RAPID 4 is an upgrade that has some features. And the most significant from the point of view of the gastroenterologist is improved efficiency and the efficacy of work. And it will enable...

Anthony Petrone: The time to review is less?

Gavriel Meron: It can be significantly less.

Anthony Petrone: OK, thank you.

Operator: And we'll take our final question from Derek Capo from Everest
     Capital.

Gavriel Meron: Hello?

Operator: Mr. Capo, your line is open.

Derek Capo: Yes, sorry. Good morning.

Gavriel Meron: Good morning.

Derek Capo: My question is in reference how are you going to get other insurance companies, like what you stated in your press release, like Humana, to avoid having that first procedure, eliminating it, and allowing patients to go straight to your procedure?

Gavriel Meron: Well we have had some success, some initial success with that.
     That's been the focus of our efforts since the beginning of this year. Based on the data that is out there, and based on the clinical studies, and the common sense that a patient with suspected Crohn's handles, so the paper was that was by Thomas Jefferson University study at the beginning of this year showing that from the payer's point of view, they save money by brining the PillCam as a first line tool for patients with suspected Crohn's. And the reason for that is by doing that, you actually - if you get a negative small bowel study, you don't have to do any additional tests. That is very significant, and that reduces significantly their costs. It reduces - it increases significantly the quality of life of the patient. It's a very quick response to a patient with suspected Crohn's to make the differential diagnosis, if they do or do not have Crohn's. And send them back to school or back to work, whatever the case is, because many of these are teenagers that are suffering, and they need the response, they need to know.

     And up to now, these patients go through repeated endoscopic tests. And of course, that is not fair to them. It's not necessary. It costs money. And so the Thomas Jefferson University study, the patient outcome shows clear value to a PillCam SB study as a first line tool for patients with suspected Crohn's.

Derek Capo: Thank you.

Operator: And ladies and gentlemen, that does conclude today's question-and-answer session. At this time, I'd like to turn the call back over to Mr. Meron for any additional or closing remarks.

Gavriel Meron: Thanks.

     I think I've shown you that our potential for growth is solid. We are in the transition phase of an $80M run-rate revenue company reaching for the hundreds of millions of revenue.

     We are now focusing the Given and InScope sales forces to work together to leverage on that strength in the market. Additionally, the powerful clinical data that was seeded at ICCE and presented at DDW, and the consensus that will be published in the journal Endoscopy - will all have a positive effect on our performance, on our sales and earnings moving forward.

     We are now preparing for the launch of our new RAPID 4 software at the WCOG conference in Montreal which is September 10 to 14. This software will provide significant efficiencies to the gastroenterologist and we expect that this will further drive utilization and create competitive advantage in the market.

     Our platform concept will be further enhanced by our new product - the PillCam COLON - that has now commenced initial feasibility trials, as planned.

     We also will be attending some investor conferences in the U.S. and look forward to seeing some of you at that time. In my next conference call I expect that Yuval Yanai - our new CFO will be joining me so you will have the opportunity to hear his comments too in the future.

     I'd like to thank Zvi Ben-David for his work in the company as a CFO and thank you all again for joining me on this call.

Operator: And that does conclude today's conference. We thank you for your participation and you may disconnect at this time.

                                      END